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                                                                      EXHIBIT 99



           SAFE HARBOR PROVISION OF THE PRIVATE SECURITIES LITIGATION
           ----------------------------------------------------------
                               REFORM ACT OF 1995
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Libbey desires to take advantage of the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995.

Libbey wishes to caution readers that the following important factors, among others, could affect Libbey's actual results and could cause Libbey's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Libbey.

The Company is exposed to market risks due to changes in currency values, although the majority of the Company's revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost competitiveness of the Company's products compared to foreign competition and the effect of exchange rate changes to the value of the Mexican peso relative to the U.S. dollar and the impact of those changes on the earnings and cash flow of the Company's joint venture in Mexico, Vitrocrisa, expressed under U.S. GAAP.

The Company is exposed to market risk associated with changes in interest rates in the U.S. However, the Company has entered into Interest Rate Protection Agreements ("Rate Agreements") with respect to $100.0 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average interest rate for the Company's borrowings related to the Rate Agreements at December 31, 1998, was 6.48% for an average remaining period of 2.7 years. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 5.34% at December 31, 1998. The Company had $91.2 million of debt subject to fluctuating interest rates at December 31, 1998. A change of one percentage point in such rates would result in a change in interest expense of approximately $.9 million on an annual basis.

The interest rate differential to be received or paid under the Rate Agreements is being recognized over the life of the Rate Agreements as an adjustment to interest expense. If the counterparts to these Rate Agreements fail to perform, the Company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the Company does not anticipate nonperformance by the counterparts. At December 31, 1998, the

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carrying value of the long-term debt approximates its fair value based on the
Company's current incremental borrowing rates. There was a negative fair market value for the Company's Interest Rate Protection Agreements at December 31, 1998 of $2.6 million. The fair value of long-term debt is estimated based on borrowing rates currently available to the Company for loans with similar terms and maturities. The fair value of the Company's Rate Agreements is based on quotes from brokers for comparable contracts. The Company does not expect to cancel these agreements and expects them to expire as originally contracted.

Other important factors potentially affecting performance include devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost-competitiveness of the Company's products compared to foreign competition; the inability to achieve savings and profit improvements at targeted levels in the Company's glassware sales from its capacity realignment efforts and re-engineering programs, or within the intended time periods; inability to achieve targeted manufacturing efficiencies at Syracuse China and cost synergies between World Tableware and the Company's other operations and per unit increases in the costs for natural gas, corrugated packaging, and other purchased materials; protracted work stoppages related to collective bargaining agreements; increased competition from foreign suppliers endeavoring to sell glass tableware in the United States; major slowdowns in the retail, travel or entertainment industries in the United States or Canada; and whether the Company completes any significant acquisition, and whether such acquisitions can operate profitably.

Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. Contingency plans are being developed to cover any major failures of suppliers, customers and/or systems. However, certain risk factors may affect the Company's ability to be fully Year 2000 compliant by December 31, 1999, and its information systems to operate properly into the next century. These risk factors include, but are not limited to, the availability of necessary resources, both internal and external, to install new purchased software or reprogram existing systems and complete the necessary testing.

In addition, the Company cannot predict the ability of its suppliers and customers to achieve Year 2000 compliance by the end of 1999, nor the impact of either on the future operating results of the Company. The Company is dependent upon the availability of electricity, natural gas, certain raw materials, including sand and soda ash for glassware and clay for ceramic dinnerware manufacturing, to operate its factories. In addition, to operate its business, the Company is dependent upon the availability of transportation services and packaging. Any interruptions in the availability of these or other key materials or services could have a material impact on the Company.